

September 3, 2013

Via E-mail
Stephane Bello
Executive Vice President & Chief Financial Officer
Thomson Reuters Corporation
3 Times Square
New York, New York, 10036

       **Re: Thomson Reuters Corporation**
       **Form 40-F for Fiscal Year Ended December 31, 2012**
       **Filed on March 11, 2013**
       **File No. 001-31349**

Dear Mr. Bello:

       We have reviewed your response letter dated July 23, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Appendix E

Critical Accounting Estimates and Judgments, page 72

1.     We note your response to prior comment 2 in regard to the Financial & Risk CGU. You state that the discount and tax rates you use are not specific to you, and that using your actual rates would not be consistent with your methodology that uses the rates of comparable companies operating in similar industries. Please explain to us why you do not use rates that are specific to you based on your actual experience, and why it is more meaningful and appropriate to use rates of comparable companies instead. You also state that you do not compute an actual tax expense for this CGU as your taxes are managed on a legal entity rather than on a CGU basis. In this regard, explain to us why an allocable portion of your consolidated or applicable legal entity tax expense attributable

to the contribution of this CGU to either is not considered.

2.     In determining the perpetual growth rate you use, you disclose that assumptions used are based on the internal budget and certain projected variables for a period of five years, and that you consider past experience.  You state in the response that by its nature, there is no corresponding actual result for the perpetual growth rate.  Since it appears that five years of internal budget information is employed in developing the perpetual growth rate and that past experience is considered, please explain to us why the actual growth rate you experienced in the latest corresponding five year historical period would not be useful information to investors in assessing the reasonableness of your perpetual growth rate assumption.   Additionally, please explain to us your consideration of and weight given to the factors you disclosed in regard to this CGU as indicated in our prior comment (i.e., (i) restarting its growth, (ii) a 2013 outlook of low single digit revenue growth, (iii) negative revenue growth in 2012 from 2011, and (iv) the approximately $100 million in expected costs to reduce your workforce predominantly within this CGU) in determining your perpetual growth rate assumption.

3.     Please explain to us in more detail why you believe that a comparison of the actual free cash flow rate in a current period with the long-term compound annual growth rate assumption would not be helpful to an investor.  From your response it appears the assumed free cash flow rate is for a five year period and is based on internal information.  In this regard, please explain to us why the actual free cash flow rate you experienced in the latest corresponding five year historical period would not be useful information to investors in assessing the reasonableness of your free cash flow rate assumption.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3380 with any other questions.

                                    Sincerely,

                                    /s/ Lyn Shenk

                                    Lyn Shenk
                                    Branch Chief